Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

June 17, 2024

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Ms. Pearlyne Paulemon and Ms. Pam Howell
Office of Real Estate and Construction

Re:	Groundfloor Finance Inc. Offering Statement on Form 1-A Post Qualification Amendment No. 7 Filed: May 9, 2024 File No. 024-12013

Dear Ms. Paulemon and Ms. Howell:

We are submitting this letter on behalf of our client, Groundfloor Finance Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated June 5, 2024 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on May 9, 2024.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being refiled concurrently with this response.

General

1.            We note your response to prior comment 1 and re-issue. We note that in the Project Summary description boxes you continue to refer to the September 22, 2023 PQA. Please revise to reference the most recent offering circular for the offering contemplated.

Response:

The Company acknowledges the comment and has revised the Project Summary description boxes to reference the current June 17, 2024 Offering Statement.

2.            We note your response to prior comment 2 and partially re-issue. We note that the Project Summary continues to reference several LROs relating to the same property. Please revise to ensure your disclosure no longer refers to properties with multiple LROs are done as “subsequent draws."

Response:

The Company acknowledges the comment and has removed any LROs corresponding to the same property as another LRO. Only one series of LROs will be offerered per property and the reference to subsequent draws has been removed.

We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and comment letter response. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

Brian S. Korn

cc:	Nick Bhargava
Groundfloor Finance Inc.